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                   [ORTHODONTIC CENTERS OF AMERICA LETTERHEAD]


                                October 25, 2000


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                Re:  Orthodontic Centers of America, Inc.
                     Registration Statement on Form S-3 (Reg. No. 333-47614) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, Orthodontic Centers of America, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, (Registration No. 333-47614), together with all exhibits thereto, as filed with the Securities and Exchange Commission on October 10, 2000 (the "Registration Statement").

         Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 4,396,105 shares of its Common Stock (the "Shares") for offer and sale to the public. No securities have been offered or sold under the Registration Statement. The Registrant believes that it is not advisable to proceed with the offer and sale of the Shares at this time due to current conditions in the securities market. Accordingly, we hereby request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement immediately or as soon as practicable.

         Please do not hesitate to contact the undersigned, or Donald R. Moody (legal counsel to the Registrant) at (615) 780-2852, if you have any questions or comments regarding this matter.

                                          Very truly yours,




                                          /s/ Bartholomew F. Palmisano, Sr.
                                          President and Chief Executive Officer


cc:    Kevin Hands, Esq. (Mail Stop 3-9)
       J. Chase Cole, Esq.
       Donald R. Moody, Esq.
       Donald J. Murray, Esq.